SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

SCHEDULE TO
(Amendment No. 1)

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TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

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ECI Telecom Ltd.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

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Certain Rights to Acquire Options to Purchase Ordinary Shares, NIS 0.12 Nominal (Par) Value
(Title of Class of Securities)

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268258100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

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Martin Ossad
ECI Telecom Ltd.
30 Hasivim Street
Petah Tikva 49133, Israel
(+972) 3-926-6555
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
Ernest S. Wechsler, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$4,425,516.00	$473.53
*
Calculated solely for purposes of determining the filing fee. This amount assumes that rights to acquire options to purchase 565,200 ordinary shares of ECI Telecom Ltd., having an aggregate value of $4,425,516.00 based on the average of the reported bid and asked prices of the underlying ordinary shares on the Nasdaq National Market on September 22, 2006, will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 (b) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $473.53

Form or Registration No.: Schedule TO-I (SEC File No. 005-52743)

Filing party: ECI Telecom Ltd.

Date filed: September 26, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Amendment No. 1 to Schedule TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Initial Schedule TO”) initially filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2006 by ECI Telecom Ltd., an Israeli company (“ECI”) (the Initial Schedule TO, together with this Amendment No. 1, is collectively referred to as the “Schedule TO”). This Amendment No. 1 relates to the offer by ECI to exchange (i) its ordinary shares, NIS 0.12 nominal (par) value per ordinary share (the “ordinary shares”), to be granted as “restricted stock” under the terms of the 2005 Sub-Plan (United States) of its Employee Restricted Share Incentive Plan 2005 for (ii) certain outstanding rights to be issued options (the “option rights”) to purchase ordinary shares under the 2002 Sub-Plan (United States) of ECI’s Employee Share Incentive Plan 2002. The exchange offer is being made solely to non-management employees of ECI Telecom DND, Inc., a Delaware corporation formerly known as Laurel Networks, Inc. (“ECI-DND”), who were granted option rights at the time of ECI’s acquisition of ECI-DND, on the terms and conditions specified in the Offer to Exchange dated September 26, 2006 (the “Offer to Exchange”), a copy of which is attached to the Initial Schedule TO as Exhibit (a)(1)(A), and the related Form of Letter of Transmittal, a copy of which is attached to this Amendment No. 1 as Exhibit (a)(1)(B) (which, together with the Offer to Exchange, constitutes the “Offer”).

The information set forth in the Offer to Exchange, including all schedules and annexes thereto, is hereby incorporated by reference in response to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein

Item 4.     Terms of the Transaction.

Item 4(a) of the Schedule TO is hereby amended and supplemented as follows:

The final sentence of “The Offer — Section 6. Conditions of the Offer” is hereby deleted in its entirety and replaced with the following:

“You may challenge any determination we make concerning the events described in this Section 6, and only a court of competent jurisdiction will be able to make a determination concerning such matters that will be final and binding upon all persons.”

Item	10. Financial Statements.

In addition to the information set forth in the Offer to Exchange, ECI has provided to each holder of option rights a copy of ECI’s financial statements included in the following documents filed by ECI with the SEC:

(a)	Report of Foreign Issuer on Form 6-K for the month of March, 2006, filed on March 20, 2006, containing ECI’s financial statements for the fiscal year ended December 31, 2005;

(b)	Report of Foreign Issuer on Form 6-K filed on May 11, 2006, containing ECI’s financial results for the interim period ended March 31, 2006; and

(c)
Exhibit 4 to Report of Foreign Issuer on Form 6-K for the month of August, 2006, filed on August 18, 2006, containing ECI’s unaudited interim consolidated financial statements for the interim period ended June 30, 2006.

Item 11.     Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The final sentence of the second full paragraph of “The Offer — Section 16. Additional Information” is hereby deleted in its entirety and replaced with the following:

“These filings, our other annual reports, and our other SEC filings may be examined, and copies may be obtained, at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.”

Item 12. Exhibits.

(a)(1)(B) Form of Letter of Transmittal.

(a)(1)(J) Form of Notice to Eligible Option Holders (re: supplemental exchange offer materials).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ECI TELECOM LTD.

By: /s/ Martin Ossad
Name: Martin Ossad
Title:   Corporate Vice President and
            General Counsel

Date: October 11, 2006

Index to Exhibits

Exhibit Number	Description
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(J)	Form of Notice to Eligible Option Holders (re: supplemental exchange offer materials).